82-34639

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

AGENIX

SEC#~~82-5258~~

03024236

24 June 2003

SEC MAIL PROCESSING
RECEIVED
JUL - 1 2003
WASH. D.C. 188 SECTION

US Securities & Exchange Commission
Attn: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g32(b).

Yours sincerely

PROCESSED
JUL 11 2003
THOMSON
FINANCIAL

Neil Leggett
Company Secretary

dlw 7/3

AGENIX

Company Announcement

Queensland's Premier Beattie Praises Agenix Blood Clot Research at Bio 2003 in Washington

Tuesday 24 June 2002

Brisbane-based biotechnology company Agenix Limited [ASX:AGX, NASDAQ: AGXLY] today announced that Queensland's Premier Peter Beattie had praised the company's research into blood clot diagnosis at Bio 2003, the world's biggest biotechnology conference, being held in Washington, USA.

Please see the accompanying joint statement.

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Governement through its START scheme. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

Joint Statement

QLD TAKING WORLD LEAD IN BLOOD CLOT R&D

Washington, DC: Queensland Premier Peter Beattie has praised a Queensland company that's achieved a world-first in the race to develop a better method to detect blood clots.

Mr Beattie has spoken at BIO2003, the world's biggest biotechnology conference, of the human trials underway at the Royal Brisbane Hospital into a detection method for Deep Vein Thrombosis (DVT), commonly referred to as 'Economy Class Syndrome'.

"This is critical research, because 60,000 people die from blood clots in the United States each year, making blood clots a more common cause of death than breast cancer," Mr Beattie said.

"Blood clots in the legs or lungs can cause death within hours.

"There's a desperate worldwide need for a better method of detection, given that half of these clots are only detected at autopsy.

"I'm very interested in the technology that Agenix is testing, as they hope it may prove a more effective method than what's currently available, such as ultrasound, Computer Assisted Tomography (CAT) and Magnetic Resonance Imaging (MRI)."

Innovation Minister Paul Lucas, who is also with the Premier at BIO2003, said Agenix was an example of a Queensland biotechnology company in the Smart State that has been able to move top-class research well into the commercialisation phase.

"ThromboView is now well down the commercialisation pathway," Agenix Managing Director, Don Home, said.

"This is a world-first human trial of this sort of technology," Mr Lucas said. "Agenix is midway through a phase I trial in 32 healthy volunteers of its clot-detection product, called ThromboView, and hopes to shortly progress to the next phase and test its technology in patients with blood clots."

ThromboView would enable blood clots to be detected by an imaging camera.

"ThromboView uses a clot-binding monoclonal antibody, which is attached to a radiolabel, and when injected into a patient, the antibody flows through the person's body and binds to any existing blood clots."

"These then form a 'hot spot' that can be detected by an imaging camera."

Dr David Macfarlane, of the Royal Brisbane Hospital, said the first phase had gone well and results should be finalised in the next few months.

Mr Home said the Phase Ia report will be part of a package for an Investigational New Drug (IND) application with the US Food & Drug Administration.

Further testing of ThromboView® will proceed under the IND.

Media contact:	**Anne Delaney**	**3224 8749**	**(Premier)**
	Alison Smith	**3235 4550 / 0407 166 084**	**(Minister)**
	Donald Home	**010 61 7 3370 6300**	**(Agenix)**

ADDITIONAL FACTS ON BLOOD CLOTS

- Two million people in both Europe and the USA suffer deep vein thrombosis each year;
- thromboembolism is the third most common cause of cardiovascular death after heart attack and stroke;
- it is estimated up to 10,000 people die of undetected blood clots each year in Australia;
- there are approximately 33,000 cases of Deep Vein Thrombosis each year in Australia; and
- there are approximately 4,200 cases of pulmonary embolism (clots in the lungs) each year in Australia.